SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File No. 333-115120

PERFECT HEALTH CARE CORP.

 (Exact name of small business as specified in its charter)

NEVADA	7389	86-0891931
(State or other jurisdiction of incorporation or organization)	Primary SIC Code Number	(IRS Employer Identification No.)

4017 Colby Avenue, Everett, WA 98201

(425) 258-4222

 (Address and telephone number of principal executive offices and principal place of business or intended principal place of business))

With copies to:

Antoine Jarjour	Amy L. Clayton, Esq.
4017 Colby Avenue	1815 E. North Woodside Dr. Ste A
Everett, WA 98201	Salt Lake City, UT 84121
(425) 258-4222	(801) 944-3575

 (Name, address and telephone number of agent for service)

Common Shares

(Title of each class of securities covered by this Form)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

[X]    Rule 12g-4(a)(1)(i) Rule 12h-3(b)(1)(i)

[   ]    Rule 12g-4(a)(1)(ii) Rule 12h-3(b)(1)(ii)

[   ]    Rule 12g-4(a)(2)(i) Rule 12h-3(b)(2)(i)

[   ]    Rule 12g-4(a)(2)(ii) Rule 12h-3(b)(2)(ii)

[   ]    Rule 15d-6

Approximate number of holders of record as of the certification or notice date: 64.

Pursuant to the requirements of the Securities Exchange Act of 1934 the Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: September 30, 2005

By: /s/ Tony Jarjour

           Tony Jarjour, Chief Executive Officer, Chairman of the Board

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.